Exhibit 1 – Explanatory Note

The issuer is filing this Form C-TR to terminate its ongoing reporting obligations pursuant to Regulation Crowdfunding.

The securities issued in the offering are held by a single special purpose vehicle (SPV), which is the sole holder of record of the issuer's securities. All underlying crowdfunding investors hold their interests indirectly through this SPV entity.

Accordingly, the issuer has fewer than 300 holders of record and is eligible to terminate its reporting obligations under Rule 202(b) of Regulation Crowdfunding.